UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51699

CrossPoint Energy Company

(Exact name of registrant as specified in its charter)

25 Highland Park Village, Suite 100-344, Dallas, Texas 75205 972-818-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	☒	Rule 12h-3 (b)(1)(i)	☒
Rule 12g-4 (a)(1)(ii)	☐	Rule 12h-3 (b)(1)(ii)	☐
Rule 12g-4 (a)(2)(i)	☐	Rule 12h-3 (b)(2)(i)	☐
Rule 12g-4 (a)(2)(ii)	☐	Rule 12h-3 (b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 73

Pursuant to the requirements of the Securities Exchange Act of 1934, CrossPoint Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 28, 2007	CrossPoint Energy Company

	By:	/s/ Daniel F. Collins
Daniel F. Collins
President and Chief Executive Officer